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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Resolutions passed at the AGM 6 May 2004.

Company Number: 1397169

THE COMPANIES ACT 1985 (AS AMENDED)
Company limited by shares

RESOLUTIONS
of
PRUDENTIAL PUBLIC LIMITED COMPANY

        At the Annual General Meeting of the above-named Company duly convened and held on 6 May 2004 the following resolutions were passed as ordinary resolutions:

        "That the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £50,000, as follows:

(a)
such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2007; and

(b)
the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired."

        "That Egg plc be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) up to a maximum aggregate sum of £25,000, as follows:

(a)
such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2007; and

(b)
Egg plc may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired."

        "THAT the authorised share capital of the Company be increased from £150 million to £170 million and US$ 20 million and €20 million, by the creation of 2 billion Sterling Preference Shares of 1 pence each, 2 billion Dollar Preference Shares of 1 cent each, and of 2 billion Euro Preference Shares of 1 cent each."

        "THAT, subject to Resolution 12 being passed, and without prejudice to any other authority conferred on the Directors, the authority conferred on the Directors by Article 12 of the Company's Articles of Association to allot generally and unconditionally all of the Sterling Preference Shares, the Dollar Preference Shares and the Euro Preference Shares be granted for a period expiring five years from the date of this resolution and for that period the Section 80 amount in respect of the Company's Preference Shares shall be £20 million in respect of the Sterling Preference Shares, US$ 20 million in respect of the Dollar Preference Shares and €20 million in respect of the Euro Preference Shares."

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        "THAT the authority conferred on the Directors by Article 12 of the Company's Articles of Association to allot generally and unconditionally relevant securities (as defined in Section 80 of the Companies Act 1985) be renewed for a period expiring at the end of the next Annual General Meeting and for that period the Section 80 amount in respect of the Company's Ordinary Shares shall be £33,480,000."

        The following were passed as special resolutions:

        "THAT, subject to the passing of resolution 14, the power conferred on the Directors by Article 13 of the Company's Articles of Association to allot equity securities within the meaning of Section 94 of the Companies Act 1985, up to a maximum nominal aggregate amount of £5,000,000 for cash including where such allotment constitutes an allotment by virtue of Section 94(3A) of that Act, for cash as if Section 89(1) of that Act did not apply to such allotment, be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this resolution is passed."

        "THAT the Company be and is hereby generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of five pence each in the capital of the Company provided that:

(a)
the maximum aggregate number of shares hereby authorised to be purchased is 200 million;

(b)
the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(c)
the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is 5 pence; and

(d)
further provided that this authority shall, unless renewed, varied or revoked prior to such time, expire at the end of the Annual General Meeting of the Company to be held in 2005 or 18 months from the date of this resolution (whichever is earlier), save that the Company may before such expiry make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired.

        All Ordinary Shares purchased pursuant to said authority shall be either:

  (i)
  cancelled immediately upon completion of the purchase; or

  (ii)
  be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985."

        "THAT the new Articles 4, 178 and 178A of the Articles of Association, being the articles relating to share capital and the payment of dividends, contained in the printed copy marked "A" produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification be and are hereby approved and adopted in substitution for, and to the exclusion of, the existing articles 4 and 178."

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 May 2004
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

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THE COMPANIES ACT 1985 (AS AMENDED) Company limited by shares
RESOLUTIONS of PRUDENTIAL PUBLIC LIMITED COMPANY
SIGNATURES